SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 12)*

RiT Technologies, Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.8 par value per share

(Title of Class of Securities)

M8215Q 110

 (CUSIP Number)

Boris Vitalievich Granovskiy Vice President STINS COMAN Incorporated 126 Pervomayskaya Street Moscow 105203 Russia Tel: +7 495 231-30-60

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2013

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. M8215Q 110

1.	Names of Reporting Persons. Stins Coman Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 8,510,666*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 8,510,666*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,510,666*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 66.7%*
14.	Type of Reporting Person (See Instructions) CO

* Excluding (i) potential future conversions of outstanding loan amounts into Ordinary Shares of the Issuer, under the Convertible Loan Agreement between the Issuer and Stins Coman, and (ii) potential exercise of 125,000 warrants to purchase Ordinary Shares, purchased by Stins Coman on November 27, 2013 (See Item 6).

Schedule 13D

CUSIP No. M8215Q 110

1.	Names of Reporting Persons. Sergey Nikolayevich Anisimov
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 8,750,229*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 8,750,229*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,750,229*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 68.6%*
14.	Type of Reporting Person (See Instructions) IN

* The figure includes (i) 8,510,666 Ordinary Shares held of record by Stins Coman (ii) 218,813 Ordinary Shares issued to an affiliated Israeli company named 'Invencom Technologies Ltd.' ("Invencom"), on September 27, 2012 and (iii) 20,750 ordinary shares purchased by Invencom in the open market. See Item 5. The figure excludes: (i) potential future conversions of outstanding loan amounts into Ordinary Shares of the Issuer, under the Convertible Loan Agreement between the Issuer and Stins Coman and (ii) potential exercise of 125,000 warrants to purchase Ordinary Shares, purchased by Stins Coman on November 27, 2013 (See Item 6).

Schedule 13D

CUSIP No. M8215Q 110
1.	Names of Reporting Persons. Boris Vitalievich Granovskiy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 8,510,666*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 8,510,666*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,510,666*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 66.7%*
14.	Type of Reporting Person (See Instructions) IN

* Excluding (i) potential future conversions of outstanding loan amounts into Ordinary Shares of the Issuer, under the Convertible Loan Agreement between the Issuer and Stins Coman and (ii) potential exercise of 125,000 warrants to purchase Ordinary Shares, purchased by Stins Coman on November 27, 2013 (See Item 6).

SCHEDULE 13D
CUSIP No. M8215Q 110

This Amendment No. 12 amends and supplements the Statement (as amended from time to time, the "Statement") on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.8 each (the "Ordinary Shares"), of RiT Technologies Ltd. (the "Issuer"), previously filed with the Securities and Exchange Commission ("SEC") by Stins Coman Incorporated, Sergey Nikolayevich Anisimov and Boris Vitalievich Granovskiy (together, the "Reporting Persons"), the last amendment of which was filed with the SEC on October 15, 2013.

Unless otherwise defined in this Amendment No. 12, capitalized terms have the meanings given to them in the Statement.

The following amends/supplements Items 3, 5, 6 and 7 of the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby supplemented as follows:

The acquisition of the additional Ordinary Shares reported in this Amendment No.12 was funded with the proceeds of the working capital of Stins Coman Incorporated. See Items 5 and 6.

Item 5. Interest in Securities of the Issuer

The Issuer has advised the Reporting Persons that there were 12,763,218 Ordinary Shares outstanding (excluding treasury shares) as of November 27, 2013. The percentages of Ordinary Shares outstanding set forth in this Statement are based on this number.

(a), (b)  As of November 27, 2013:

         Stins Coman is the record owner of, and may be deemed to share the power to vote and dispose of, 8,510,666 Ordinary Shares, constituting approximately 66.7% of the outstanding Ordinary Shares of the Issuer.

         Mr. Anisimov and Mr. Granovskiy may be deemed beneficial owners of, and to share the power to vote and dispose of the 8,510,666 Ordinary Shares held by Stins Coman. Mr. Granovskiy disclaims beneficial ownership of all of the Ordinary Shares reported in this Statement.

In addition, as noted in Item 3 (see in previous Amendments), Mr. Anisimov may be deemed the beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares held by Invencom Technologies Ltd. (an Israeli private company with former name 'Quartz'). Currently, Invencom holds: (i) 218,813 shares issued to it on September 27, 2012 and (ii) 20,750 Ordinary Shares purchased by it in the open market. Accordingly, these shares were aggregated to Mr. Anisimov’s beneficial holdings, reported herein.

         Except with respect to Mr. Anisimov and Mr. Granovskiy, the Reporting Persons are not aware of any executive officer or director named in Schedule A to the Statement, beneficially owning any Ordinary Shares.

(c) None of the Reporting Persons or, to the Reporting Persons' knowledge, any of the executive officers and directors named in Schedule A to the Statement, purchased or sold any Ordinary Shares in the past sixty days, except as set forth below:

Stins Coman made the following purchases of Ordinary Shares:

Date	Amount of Ordinary Shares	Average Price Per Share	Type of transaction
November 27, 2013	250,000	$ 2	Public offering*

* See Item 6

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby supplemented as follows:

On November 27, 2013 the Issuer has closed a public offering, in which Stins Coman participated and purchased 250,000 Ordinary Shares for an aggregate consideration of $500,000 ($2 per share), and 125,000 warrants to purchase Ordinary Shares, for an aggregate consideration of $1,250 ($0.01 per warrant).

Item 7. Materials To Be Filed As Exhibits This Item 7 is not amended or supplemented herein.

SCHEDULE 13D
CUSIP No. M8215Q 110 SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 11, 2013

STINS COMAN INCORPORATED

By:	/s/ Sergey Nikolayevich Anisimov
Name: Sergey Nikolayevich Anisimov
Title: President
By:	/s/ Sergey Nikolayevich Anisimov
Name: Sergey Nikolayevich Anisimov

By:	/s/ Boris Vitalievich Granovskiy
Name: Boris Vitalievich Granovskiy